May 27, 2010

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:  H. Roger Schwall

Re:	J & J Snack Foods Corp.
Form 10-K for the Fiscal Year Ended September 26, 2009
Filed December 8, 2009
Form 10-Q for the Fiscal Quarter Ended December 26, 2009
Filed January 21, 2010
Response Letter Dated May 5, 2010
File No. 0-14616

Dear Mr. Schwall:

This is in response to your letter dated May 5, 2010.  Our responses are keyed to your comments.

Form 10-K for the Fiscal Year Ended September 26, 2009

Note O – Segment Reporting, page F-23

1.
We have considered your response to comment 3 in our letter dated April 23, 2010, whereby you have stated that you do not believe that information about your products is necessary as you have concluded that all of your products are snack foods and are therefore, similar in nature.  However, we are unable to agree with our conclusions.  Based on the information in your filing, including your President’s letter to your shareholders, it appears that you sell products to variious segments within the food industry, including snack foods, frozen beverages, desserts and bakery products.  Therefore, for each period reported, please disclose total revenues for each of your primary products pursuant to FASB ASC Topic 280-10-50-40.  Based on your disclosure on pages 2 and 3 of your filing, your primary products appear to be, Soft Pretzels, Frozen Juice  Treats and Desserts, Churros, Bakery Products and Frozen Beverages.  We will not object to your complying with this comment on a prospective basis beginning with your next Form 10-Q.

  Company Response:

            We will comply with this comment on a prospective basis beginning with our next Form 10-Q.

            Please review our response and contact me if you have any further questions or comments.

Very truly yours,

/s/ Dennis G. Moore
Dennis G. Moore
Senior Vice President and Chief Financial Officer